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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                  E-LOAN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26861P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                BEVERLY ROBINSON
                                c/o E-LOAN, INC.
                           5875 ARNOLD ROAD, SUITE 100
                                DUBLIN, CA 94568
                                 (925) 241-2466
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    08/02/02
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26861P 10 7

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             CHRISTIAN A. LARSEN
--------------------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]

             (b) [ ]

--------------------------------------------------------------------------------

         3.  SEC Use Only....................................................[ ]
--------------------------------------------------------------------------------

         4.  Source of Funds (See Instructions)...............................PF
--------------------------------------------------------------------------------

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)...........................................[ ]
--------------------------------------------------------------------------------

         6.  Citizenship or Place of Organization.......UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

Number of           7.  Sole Voting Power..............................3,591,817
Shares          ----------------------------------------------------------------
Beneficially
Owned by            8.  Shared Voting Power............ .......................0
Each            ----------------------------------------------------------------
Reporting
Person              9.  Sole Dispositive Power.........................3,591,817
With            ----------------------------------------------------------------

                    10. Shared Dispositive Power...............................0
--------------------------------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person................................................3,591,817(1)
--------------------------------------------------------------------------------

         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)......................................[ ]
--------------------------------------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11)............6.1%
--------------------------------------------------------------------------------

         14.  Type of Reporting Person (See Instructions).....................IN
--------------------------------------------------------------------------------

(1) Includes 3,301,194 shares owned directly, 140,623 shares issuable upon the exercise of stock options and 150,000 shares held of record by the Larsen Trust to which Mr. Larsen disclaims any beneficial interest. Also includes 378,549 shares that are subject to a long put option and pledged to Sequoia Capital to secure a $1,168,831 full recourse loan made to Mr. Larsen pursuant to a separate Loan and Pledge Agreement and Put Option Agreement between Mr. Larsen and Sequoia Capital.

ITEM 1.     SECURITY AND ISSUER

This statement relates to the common stock, (the "Common Stock"), of E-LOAN, Inc. (the "Company"), whose offices are located at 5875 Arnold Road, Suite 100, Dublin, CA 94568.

ITEM 2.     IDENTITY AND BACKGROUND

         (a)      Christian A. Larsen;

         (b)      5875 Arnold Road, Suite 100
                  Dublin, CA 94568;

         (c)      CEO and Chairman of the Board
                  5875 Arnold Road
                  Dublin, CA 94568

         (d)      None;

         (e)      None; and

         (f)      United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were purchased in the open market with personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

The purpose of the transactions is to acquire shares for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a)      Amount beneficially owned:  3,591,817
                  Percent of class:  6.1%

         (b)      Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:  3,591,817;
                  (ii)   Shared power to vote or to direct the vote:  0;
                  (iii)  Sole power to dispose or to direct the disposition of:
                         3,591,817; and
                  (iv) Shared power to dispose or to direct the disposition of: 0.

         (c) The following transactions took place within the past sixty days.

--------------------------------------------------------------------------------------------------
                                                    NO. OF        PRICE     WHERE, HOW TRANSACTED
NAME                   TRANSACTION      DATE        SHARES        ($)
--------------------------------------------------------------------------------------------------
Christian A. Larsen    Purchase         08/07/02    11,000        1.126     Open market purchase.
--------------------------------------------------------------------------------------------------
Christian A. Larsen    Purchase         08/06/02    11,500        1.122     Open market purchase.
--------------------------------------------------------------------------------------------------
Christian A. Larsen    Purchase         08/05/02    3,500         1.15      Open market purchase.
--------------------------------------------------------------------------------------------------
Christian A. Larsen    Purchase         08/02/02    18,500        1.14      Open market purchase.
--------------------------------------------------------------------------------------------------
Christian A. Larsen    Expiration of    08/31/02    378,549
                       Call Option
--------------------------------------------------------------------------------------------------

         (d)      Not applicable.


         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 31, 1998, Mr. Larsen entered into a Loan and Pledge Agreement with Yahoo! Inc., Softbank Holdings, Inc., Softbank Technology Ventures IV L.P., Softbank Technology Advisors Fund L.P., Sequoia Capital, Benchmark Capital Partners II, L.P., Technology Partners Fund VI, L.P., and Technology Partners Fund V, L.P. In connection with the Loan and Pledge Agreement, Mr. Larsen entered into Put Option and Call Option Agreements with certain of the lenders. Currently, 378,549 of the shares owned by Mr. Larsen are pledged to Sequoia Capital to secure $1,168,831, loaned to Mr. Larsen by Sequoia Capital under the Loan and Pledge Agreement. In addition, in connection with the Loan and Pledge Agreement, the 378,549 shares are subject to a Put Option Agreement between Mr. Larsen and Sequoia Capital, which expires on November 30, 2003.

On May 2, 2001, Mr. Larsen was granted options to purchase an aggregate of 450,000 shares of Common Stock with an exercise price of $1.26 per share under the Company's 1997 Stock Plan. The options vest in equal increments at a rate of 1/48 per month following the vesting commencement date and expire ten years from the date of grant.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Stock Option Agreement between E-LOAN, Inc. and Christian A. Larsen, dated May 2, 2001 for 284,970 shares of Common Stock.

Exhibit B - Stock Option Agreement between E-LOAN, Inc. and Christian A. Larsen, dated May 2, 2001 for 165,030 shares of Common Stock.

Exhibit C - Stock Option Agreement  Amendment between E-LOAN, Inc. and Christian
A. Larsen.

Exhibit D - Stock Option Agreement  Amendment between E-LOAN, Inc. and Christian
A. Larsen.

Exhibit E - Loan and Pledge Agreement between Christian A. Larsen and various lenders dated August 31, 1998.

Exhibit F - Put Option Agreement between Christian A. Larsen and Sequoia Capital dated August 31, 1998.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


09/20/02
--------------------------------------------
Date


/s/ Christian A. Larsen
--------------------------------------------
Signature


Christian A. Larsen
--------------------------------------------
Name


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)